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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE

MEDIA CONTACTS:                                      INVESTOR CONTACTS:
Rita Srinivasan                                      Larry James
+65.9674.1520                                        +1.408.941.1110
ritasrinivasan@charteredsemi.com                     jamesl@charteredemi.com

Maggie Tan                                           Suresh Kumar
+65.360.4705                                         +65.360.4060
tanmaggie@charteredsemi.com                          sureshk@charteredsemi.com

Barbara Kalkis
Maestro Public Relations
+1.408.996.9975
kkalkis@compuserve.com


 CHARTERED SEMICONDUCTOR EXPECTS SIGNIFICANT IMPROVEMENT IN SECOND QUARTER 2000
                      PROFITS AND IN FULL YEAR 2000 PROFITS


SINGAPORE - June 30, 2000 -- Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) has announced that revenues in the second quarter ending June 30, 2000 are anticipated to be above expectations and profits are anticipated to be substantially above expectations. The improved outlook is due primarily to a combination of accelerated productivity improvements in manufacturing operations, a higher average selling price due to better mix and enhanced pricing, and higher wafer shipments.

Based on available information, the company anticipates that revenues in the second quarter will be up approximately ten percentage points from the first quarter level and net income as a percent of revenue will be up four to five percentage points from the first quarter level. Gross profit margin, which originally had been expected to be down sharply from the first quarter level due primarily to the impact of the Fab 6 start-up, is now expected to be down approximately two percentage points.

Based on current trends and visibility with regard to market demand and operational performance, the company now anticipates that earnings per share in the third quarter and

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fourth quarter of 2000 will approximate the level currently expected for the second quarter, despite the burden of the Fab 6 and Fab 7 start-ups.

Chartered plans to report final results for the second quarter on Friday, July 21 Singapore time, before the Singapore market opens, which is Thursday July 20 U.S. time, after the U.S. market closes. Further details of the reporting schedule may be found on the company's website at www.charteredsemi.com


ABOUT CHARTERED
Chartered Semiconductor Manufacturing (Nasdaq:CHRT and SGX-ST:Chartered) is one of the world's top three independent foundries providing wafer fabrication services. Guided by the tenets of trust, service, partnership, advanced technology and stability, the Company aims to provide world-class semiconductor foundry services that enable customers to create and deliver market-leading system-level solutions. Chartered operates five fabrication facilities that serve high-growth, technologically advanced applications such as communications and networking. Headquartered in Singapore, Chartered employs approximately 3400 people at its 11 locations in North America, Asia and Europe.

Chartered is traded in the United States on Nasdaq and in Singapore on the Singapore Exchange Securities Trading Limited (SGX-ST). The Company reported 1999 revenues of US $694.3 million. For more information, visit the Company's website at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's anticipated results for the second quarter ending June 30, 2000 and for the Company's anticipated earnings per share for the third and fourth quarters of 2000, and reflect the Company's current views with respect to these results, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. For example, the Company's anticipated results for the second quarter ending June 30, 2000 could vary from current estimates. Additionally, changes in market outlook, customer demand and the Company's ability to achieve its capacity acceleration plans could affect the Company's anticipated earnings per share for the third and fourth quarters of 2000. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and exchange Commission. The Company undertakes no obligation to publicly

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update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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